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                           October 26, 2023

       Xavier Casanova
       Chief Executive Officer
       Presto Automation Inc.
       985 Industrial Road
       San Carlos, CA 94070

                                                        Re: Presto Automation
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2023
                                                            File No. 333-275112

       Dear Xavier Casanova:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Laura Katherine Mann